SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               TRANSMONTAIGNE INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    89393410
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d).

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13G




CUSIP No.  89393410


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lehman Brothers Holdings Inc.
        13-3216325

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                (b)       [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

 NUMBER OF SHARES   5      SOLE VOTING POWER

                           3,033,221 shares of Common Stock

   BENEFICIALLY     6      SHARED VOTING POWER
     OWNED BY
                           -0-

       EACH         7      SOLE DISPOSITIVE POWER
    REPORTING
                           3,033,221 shares of Common Stock

      PERSON        8      SHARED DISPOSITIVE POWER
       WITH
                           -0-

9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,033,221 shares of Common Stock

10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES                        [ ]

11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.86%(1)

12                  TYPE OF REPORTING PERSON

                    HC

1 Based on 49,724,985 shares of the Issuer's Common Stock outstanding as of October 24, 2005 as reported on Form 10-Q filed by the Issuer on November 9, 2005 and 2,019,242 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock.


                                  SCHEDULE 13G



CUSIP No.  89393410




1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lehman Brothers Inc.
        13-2518466

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)       [ ]
                                                           (b)       [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

 NUMBER OF SHARES   5      SOLE VOTING POWER

                           3,033,221 shares of Common Stock

   BENEFICIALLY     6      SHARED VOTING POWER
     OWNED BY
                           -0-

       EACH         7      SOLE DISPOSITIVE POWER
    REPORTING
                           3,033,221 shares of Common Stock

      PERSON        8      SHARED DISPOSITIVE POWER
       WITH
                           -0-

9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,033,221 shares of Common Stock1

10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES                        [ ]

11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.86%(1)

12                  TYPE OF REPORTING PERSON

                       CO

1 Based on 49,724,985 shares of the Issuer's Common Stock outstanding as of October 24, 2005 as reported on Form 10-Q filed by the Issuer on November 9, 2005 and 2,019,242 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock.




                                  SCHEDULE 13G


CUSIP No.  89393410

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LB I Group Inc.
        13-2741778

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)       [ ]
                                                                  (b)       [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

 NUMBER OF SHARES   5      SOLE VOTING POWER

                           3,029,557 shares of Common Stock

   BENEFICIALLY     6      SHARED VOTING POWER
     OWNED BY
                           -0-

       EACH         7      SOLE DISPOSITIVE POWER
    REPORTING
                           3,029,557 shares of Common Stock

      PERSON        8      SHARED DISPOSITIVE POWER
       WITH
                           -0-

9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,029,557  shares of Common Stock

10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES                        [ ]

11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.85%(1)

12                  TYPE OF REPORTING PERSON

                    CO


1 Based on 49,724,985 shares of the Issuer's Common Stock outstanding as of October 24, 2005 as reported on Form 10-Q filed by the Issuer on November 9, 2005 and 2,019,242 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock.





This Statement on Schedule 13G, relating to the common stock of TransMontaigne Inc. (the "Company") is being filed by and on behalf of Lehman Brothers Holdings Inc. ("Holdings"), Lehman Brothers Inc. ("LBI") and LB I Group Inc.("LB I Group" and, together with Holdings and LBI, the "Reporting Persons").

Item 1(a).    Name of Issuer

              TransMontaigne Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices

              1670 Broadway, Suite 3100
              Denver, CO 80202


Item 2(a).    Name of Persons(s) Filing:

              Lehman Brothers Holdings Inc.
              Lehman Brothers Inc.
              LB I Group Inc.

Item 2(b)     Address of Principal Business Office:

              Lehman Brothers Holdings Inc.
              745 Seventh Avenue
              New York, NY 10019

              Lehman Brothers Inc.
              745 Seventh Avenue
              New York, NY 10019

              LB I Group Inc.
              745 Seventh Avenue
              New York, NY 10019

Item 2(c)     Citizenship or Place of Organization

              Lehman Brothers Holdings Inc. is a corporation organized under the laws of the State of Delaware.

              Lehman Brothers Inc. is a corporation organized under the laws of the State of Delaware.

              LB I Group Inc. is a corporation organized under the laws of the State of Delaware.

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $0.01 per share (the "Common Stock")


Item 2(e)     CUSIP Number:

              89393410

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

              [ ] Broker or dealer registered under Section 15 of the Act.

              [ ] Bank as defined in Section 3(a)(6) of the Act.

              [ ] Insurance company as defined in Section 3(a)(19) of the Act.

              [ ] Investment company registered under Section 8 of the
                  Investment Company Act of 1940.

              [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E);

              [ ] An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

              [ ] A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

              [ ] A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

              [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership

              LB I Group owns 13,327 shares of Series B Convertible Preferred Stock ("Preferred Stock") and 1,010,315 shares of Common Stock. LBI owns 3,664 shares of Common Stock. The shares of Preferred Stock are convertible into 2,019,242 shares of Common Stock at a conversion price of $6.60 per share of Common Stock.

              (a) Amount beneficially owned:

                  See Item 9 of the cover page.

              (b) Percent of class

                  See Item 11 of cover page.

              (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote
                  (ii) Shared power to vote or to direct the vote
                  (iii) Sole power to dispose or to direct the disposition of
                  (iv) Shared power to dispose or to direct the disposition of

                  See Items 5-8 of cover page.

Item 5.       Ownership of 5 Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company or Control Person.

              LB I Group is the direct beneficial owner of all of the Preferred Stock and 1,010,315 of the shares of Common Stock reported herein. LB I Group is a wholly-owned subsidiary of LBI, which is a wholly-owned subsidiary of Holdings.

              LBI is the direct beneficial owner of 3,664 of the shares of Common Stock reported herein. LBI is a wholly-owned subsidiary of Holdings and a broker-dealer registered under Section 15 of the 1934 Act..

              Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Common Stock and Preferred Stock owned by LBI and LB I Group. LBI may be deemed to be the beneficial owner of the shares of Preferred Stock and Common Stock owned by LB I Group.

Item 8.       Identification and Classification of Members of the Group

              Not applicable.

Item 9.       Notice of Dissolution of Group

              Not applicable.

Item 10.      Certifications

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2006


                                                   LEHMAN BROTHERS HOLDINGS INC.


                                                   By:/s/  Barrett S. DiPaolo
                                                      Name: Barrett S. DiPaolo
                                                      Title:  Vice President

                                                   LEHMAN BROTHERS INC.


                                                   By:/s/  Barrett S. DiPaolo
                                                    Name: Barrett S. DiPaolo
                                                    Title: Senior Vice President


                                                   LB I GROUP INC.


                                                  By:/s/  Barrett S. DiPaolo
                                                     Name:  Barrett S. DiPaolo
                                                     Title: Authorized Signatory





                       EXHIBIT A - JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2006

                                                LEHMAN BROTHERS HOLDINGS INC.


                                                By:  /s/  Barrett S. DiPaolo
                                                     Name: Barrett S. DiPaolo
                                                     Title:  Vice President

                                                LEHMAN BROTHERS INC.


                                                By:/s/  Barrett S. DiPaolo
                                                   Name:  Barrett S. DiPaolo
                                                   Title:  Senior Vice President


                                                LB I GROUP INC.


                                                By:/s/  Barrett S. DiPaolo
                                                    Name:  Barrett S. DiPaolo
                                                    Title: Authorized Signatory